Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated April 20, 2016 (March 31, 2017 as to the effects of the change in Banco Santander, S.A.´s accounting policy on cash and cash equivalents and the retrospective adjustment of the consolidated statements of cash flows for the years ended December 31, 2015 and 2014 discussed in Note 1.d), relating to the consolidated financial statements as of and for the years ended December 31, 2015 and 2014 of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), appearing in the Annual Report on Form 20-F of the Group for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE, S.L.

Madrid, Spain

April 3, 2017